SCHEDULE 13G

Amendment No. 0
CAZOO GROUP LTD
CLASS A COMMON STOCK
Cusip #G2007L105
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

Cusip #G2007L105
Item 1: Reporting Person - FMR LLC
Item 2: (a)  [ ]
        (b)  [ ]
Item 4: Delaware
Item 5: 5,595,062
Item 6: 0
Item 7: 31,509,546
Item 8: 0
Item 9: 31,509,546
Item 11: 22.840%
Item 12: HC

Cusip #G2007L105
Item 1: Reporting Person - Abigail P. Johnson
Item 2: (a)  [ ]
        (b)  [ ]
Item 4: United States of America
Item 5: 0
Item 6: 0
Item 7: 31,509,546
Item 8: 0
Item 9: 31,509,546
Item 11: 22.840%
Item 12: IN

Cusip #G2007L105
Item 1: Reporting Person - Fidelity Contrafund
Item 2: (a)  [ ]
        (b)  [ ]
Item 4: Massachusetts
Item 5: 7,242,211
Item 6: 0
Item 7: 0
Item 8: 0
Item 9: 7,242,211
Item 11: 5.249%
Item 12: IV

26,474,126 of the shares of Class A Common Stock of CAZOO GROUP LTD reported as being beneficially owned by the reporting persons at December 31, 2021, are included in this Schedule 13G because the Reporting persons are deemed to beneficially own such shares as a result of the direct ownership of 26,474,126 shares of Class C Common Stock of CAZOO GROUP LTD by investment companies advised by Fidelity Management & Research Company LLC, Fidelity Institutional Asset Management Trust Company, and Fidelity Management Trust Company, indirect wholly-owned subsidiaries of FMR LLC as of such date, which shares of Class C Common Stock will be converted into shares of Class A Common Stock on the date that is six months following August 26, 2021, which date is within 60 days of the date of this filing, at an exchange rate of 1:1. Such shares of Class C Common Stock represent 4.130% of the outstanding
Class C Common Stock. Assuming the conversion of all outstanding shares of Class C Common Stock into Class A Common Stock, the 31,509,546 shares of Class A Common Stock reported as being beneficially owned by the reporting persons in this Schedule 13G would represent 4.187 of the outstanding Class A Common Stock.


Item 1(a). Name of Issuer:

CAZOO GROUP LTD

Item 1(b). Address of Issuer's Principal Executive Offices:

41 CHALTON STREET
LONDON,  NW1 1JD
UNITED KINGDOM

Item 2(a). Name of Person Filing:

FMR LLC

Item 2(b). Address or Principal Business Office or, if None, Residence:

245 Summer Street, Boston, Massachusetts 02210

Item 2(c). Citizenship:

Not applicable

Item 2(d). Title of Class of Securities:

CLASS A COMMON STOCK

Item 2(e). CUSIP Number:

G2007L105

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c) and the person filing, FMR LLC, is a parent holding company in accordance with
Section 240.13d-1(b)(1)(ii)(G). (Note: See Exhibit A).

Item 4. Ownership

(a) Amount Beneficially Owned: 31,509,546

(b) Percent of Class: 22.840%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 5,595,062

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 31,509,546

(iv) shared power to dispose or to direct the disposition of: 0


26,474,126 of the shares of Class A Common Stock of CAZOO GROUP LTD reported as being beneficially owned by the reporting persons at December 31, 2021, are included in this Schedule 13G because the Reporting persons are deemed to beneficially own such shares as a result of the direct ownership of 26,474,126 shares of Class C Common Stock of CAZOO GROUP LTD by investment companies advised by Fidelity Management & Research Company LLC, Fidelity Institutional Asset Management Trust Company, and Fidelity Management Trust Company, indirect wholly-owned subsidiaries of FMR LLC as of such date, which shares of Class C Common Stock will be converted into shares of Class A Common Stock on the date that is six months following August 26, 2021, which date is within 60 days of the date of this filing, at an exchange rate of 1:1. Such shares of Class C Common Stock represent 4.130% of the outstanding
Class C Common Stock. Assuming the conversion of all outstanding shares of Class C Common Stock into Class A Common Stock, the 31,509,546 shares of Class A Common Stock reported as being beneficially owned by the reporting persons in this Schedule 13G would represent 4.187 of the outstanding Class A Common Stock.


Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

One or more other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the CLASS A COMMON STOCK of CAZOO GROUP LTD. No one other person's interest in the CLASS A COMMON STOCK of CAZOO GROUP LTD is more than five percent of the total outstanding CLASS A COMMON STOCK.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See attached Exhibit A.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 19, 2022
Date

/s/ Kevin M. Meagher
Signature

Kevin M. Meagher
Duly authorized under Power of Attorney effective as of September 28, 2018, by and on behalf of FMR LLC and its direct and indirect subsidiaries*


* This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on October 9, 2018, accession number:
0000315066-18-002414.


Exhibit A


Pursuant to the instructions in Item 7 of Schedule 13G, the following table lists the identity and Item 3 classification, if applicable, of each relevant entity that beneficially owns shares of the security class being reported on this Schedule 13G.

Entity   ITEM 3 Classification

Fidelity Institutional Asset Management Trust Company  BK
Fidelity Management & Research Company LLC * IA
Fidelity Management Trust Company  BK


* Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this Schedule 13G.


Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC.

Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act ("Fidelity Funds") advised by Fidelity Management & Research Company LLC ("FMR Co. LLC"), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. FMR Co. LLC carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees.

This filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by FMR LLC, certain of its subsidiaries and affiliates, and other companies (collectively, the "FMR Reporters"). This filing does not reflect securities, if any, beneficially owned by certain other companies whose beneficial ownership of securities is disaggregated from that of the FMR Reporters in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998).


RULE 13d-1(k)(1) AGREEMENT

The undersigned persons, on January 19, 2022, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the CLASS A COMMON STOCK of CAZOO GROUP LTD at December 31, 2021.

FMR LLC

By /s/ Kevin M. Meagher
Kevin M. Meagher
Duly authorized under Power of Attorney effective as of September 28, 2018, by and on behalf of FMR LLC and its direct and indirect subsidiaries*

Abigail P. Johnson

By /s/ Kevin M. Meagher
Kevin M. Meagher
Duly authorized under Power of Attorney effective as of September 30, 2018, by and on behalf of Abigail P. Johnson*

Fidelity Contrafund

By /s/ Kevin M. Meagher
Kevin M. Meagher
Duly authorized under Power of Attorney*


* This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on October 9, 2018, accession number:
0000315066-18-002414.